February 6, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Office of Mergers and Acquisitions,

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Celeste M. Murphy, Special Counsel

Re:	Golden Telecom, Inc.;
Tender Offer Statement on Schedule TO-T
filed on January 18, 2008 by VimpelCom Finance B.V., et al., as amended File No. 005-56995

Dear Ms. Murphy:

On behalf of Lillian Acquisition, Inc. (“Merger Sub”), VimpelCom Finance B.V. (“Parent”) and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”, and together with Merger Sub and Parent, the “Filing Persons”), set forth below are the responses of the Filing Persons to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated January 29, 2008 (the “Comment Letter”), regarding the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Filing Persons in connection with their offer to purchase any and all of the shares of common stock, par value $0.01 per share, of Golden Telecom, Inc. (the “Company”), which was filed with the Securities and Exchange Commission on January 18, 2008. In connection therewith, the Filing Persons are hereby filing via EDGAR Amendment No. 2 to the Tender Offer Statement (the “Amended Schedule TO”), which incorporates the changes made in response to the Comment Letter.

For the convenience of the Staff, we have transcribed the comments being addressed and our clients’ response to each comment in sequence. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Securities and Exchange Commission

February 6, 2008

General

Comment 1:	It appears the bidders’ financial information is material and should therefore be included in the offer document pursuant to Item 10 of Schedule TO. In particular, we note that while you state that you do not have a financing condition, in reliance on the debt commitment letter to VimpelCom from ABN AMRO Bank N.V. et al., the company may terminate the merger agreement, which would terminate the offer, where “Evidence of Funding” has not been provided before the “Financing Documentation Deadline”, of February 28, 2008. “Evidence of Funding” includes, among other things, (i) a definitive facility agreement executed by VimpelCom, as borrower, which will provide financing for VimpelCom in the amount and for the purposes and on the terms contemplated by the debt commitment letter, and (ii) a definitive loan agreement executed by VimpelCom, as lender and Merger Sub, as borrower, which loan agreement will provide financing for Merger Sub in the amount and for the purposes and on the terms contemplated by the Merger Sub commitment letter. This structure would appear to constitute a financing condition. Further, VimpelCom may require shareholder approval to lend the required funds to the Merger Sub. The bidders, therefore, do not satisfy the criteria for the safe harbor contained in Instruction 2 because the offer is subject to a financing condition. See Section G.2(a) of Exchange Act Release No. 34-42055 (October 26, 1999). We note your statement on page 75 that Merger Sub’s obligation to consummate the offer and the Merger pursuant to the Merger Agreement is not contingent on Merger Sub’s obtaining sufficient financing under the debt commitment letter from VimpelCom or on VimpelCom’s obtaining financing, and that where the Merger Sub did not consummate the offer, Parent or Merger Sub may be required to pay a reverse termination fee to the Company. Either revise to include the financial information for the bidders or provide us with an analysis for why their financial statements are not material in the context of this tender offer. Please be aware that adding new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer.

Response 1:	As discussed by telephone with the Staff, there is no financing condition to the Offer. Commitment letters for the funding of the Offer are in place, and there is no condition to Merger Sub’s obligation to close the Offer that funding under these letters or otherwise be received. In addition, as described to the Staff and as will be disclosed in Amendment No. 2 to Schedule TO, VimpelCom has determined that its December 31, 2007 balance sheet is sufficient such that no meeting of VimpelCom shareholders is required to approve VimpelCom entering into a definitive loan agreement with Merger Sub relating to such commitment letters.

Securities and Exchange Commission

February 6, 2008

If there were a financing condition to the Offer, the failure to obtain funding would mean that a condition to Merger Sub’s obligation to close the Offer is not satisfied, and its failure to complete the Offer would not be a breach of its obligations under the Merger Agreement to close the Offer.

In contrast, since there is no financing condition, the failure to complete the Offer because of a failure of Merger Sub to have sufficient funds under the commitment letters or otherwise would be a breach of its obligations under the Merger Agreement, for which it would owe liquidated damages to the Company of up to $200 million (characterized as a termination fee in the Offer to Purchase). If Evidence of Funding under the Merger Agreement (essentially, definitive loan agreements and related documentation) is not in place on or before the Financing Documentation Deadline (February 28, 2008), the Company has the right to terminate the Merger Agreement and the termination fee of $200 million will be payable by Merger Sub to the Company. This termination right is for the benefit of the Company, not Merger Sub; thus, it clearly does not constitute a condition to Merger Sub’s obligation to complete the Offer that financing be available.

As a result, the Filing Persons believe that the bidder’s financial information is not material in the context of the Offer and the “safe harbor” contained in Instruction 2 to Item 10 of Schedule TO is satisfied since (1) the consideration offered consists solely of cash; (2) there is no financing condition; and (3) the Offer is for all the outstanding Company common stock.

Comment 2:	We believe that the financing condition remains unsatisfied despite the bidders’ receipt of a commitment letter from ABN AMRO Bank N.V. et al. Please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987).

Response 2:	As discussed with the Staff and described above, there is no financing condition to the Offer. However, the Filing Persons note that the Offer to Purchase describes the terms of the executed commitment letters and these documents have been filed as Exhibits to the Schedule TO. Accordingly, detailed information on the commitment letters has been made available to Company shareholders. It is expected that the definitive bank consortium loan agreement will be executed on or about Friday, February 8, and it will be filed as an exhibit to the Schedule TO.

Comment 3:	All conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Your offer expiration date is February 15, 2008, but the Financing Documentation deadline is February 28, 2008, it appears, therefore, that the offerors intend for this condition to survive

Securities and Exchange Commission

February 6, 2008

offer expiration. Please revise here and throughout your disclosure, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

Response 3:	As discussed with the Staff, all conditions to the Offer will be satisfied or waived prior to expiration of the Offer. The initial expiration date of the Offer is currently set at February 15, 2008. However, Merger Sub is required under the Merger Agreement to extend the expiration date from time to time until the Financing Documentation Deadline (which is a date certain of February 28, 2008, since no VimpelCom shareholder vote is required) unless otherwise agreed with the Company. Because of this obligation to so extend the Offer (which is described on page 3 of the Offer to Purchase), the Offer will be extended to expire no earlier than February 28 unless otherwise agreed with the Company. As discussed with the Staff, if all of the conditions to closing the Offer were to be satisfied or waived prior to the February 28 date and Merger Sub were ready to close on the Offer, it is possible that the Company and Merger Sub would mutually agree to move the February 28 date to an earlier date so as to permit the Offer to close and shareholders of the Company to receive the cash consideration for their shares at an earlier date.

Comment 4:	Further, we note that the Financing Documentation Deadline will be extended to April 10, 2008, if VimpelCom determines that a vote of its shareholders is required under applicable law to approve VimpelCom entering into definitive documentation pursuant to which VimpelCom commits to lend to the Merger Sub an aggregate principal amount up to $4.35 billion. Disclose when this determination will be made, as it appears to be a condition to the offer that should be satisfied or waived prior to expiration.

Response 4:	As described above, the Filing Persons will disclose in Amendment No. 2 to Schedule TO that VimpelCom has determined that VimpelCom’s balance sheet as of December 31, 2007 is sufficient so as to not require a VimpelCom shareholder vote.

Section 11. Certain Conditions of the Offer, page 78

Comment 5:	Refer to subparagraph (j), which relates to the bidders’ determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the bidder decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the

Securities and Exchange Commission

February 6, 2008

offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Response 5:	The Filing Persons supplementally confirm their understanding of the Staff’s position.

Comment 6:	We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the penultimate paragraph to exclude actions or omissions to act by the bidders as a reason for the assertion of a condition.

Response 6:	As discussed with the Staff, the Schedule TO will be amended to delete the parenthetical phrase “(including any action or inaction by Merger Sub, Parent or any affiliate of Parent)” currently set forth in the third-to-last paragraph of section 11 of the Offer to Purchase.

Comment 7:	You state that you may assert or waive any condition of the offer “at any time and from time to time.” Please revise to clarify that all conditions to the offer must be satisfied or waived prior to expiration of the offer.

Response 7:	As discussed with the Staff, the Filing Persons understand that the language contained in the second-to-last paragraph of Section 11 which ends with the phrase “prior to the Expiration Date” satisfies the Staff’s concern with respect to this comment.

The Filing Persons acknowledge that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 6, 2008

Please contact Patrick J. Dooley at (212) 872-1080 any questions on the foregoing.

Very truly yours,

/s/ Patrick J. Dooley

Patrick J. Dooley

cc: Daniel G. Walsh, Esq.